02050337

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of July/August 2002

QXL ricardo PLC

Landmark House
Hammersmith Bridge Road
London W6 9EJ
United Kingdom
Tel: 44-208-962 7100

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.]

QXL ricardo PLC

Date 7 July 2002

By ____________________
Tom Parkinson
General Counsel and Company Secretary

QXL ricardo plc
Landmark House
Hammersmith Bridge Road
London
W6 9EJ

www.qxl.com

QXL acquires Aucland.fr, a leading online auction site in France

London/Paris, 16 July 2002 – QXL ricardo plc ('QXL') (LSE:QXL.L; Nasdaq:QXLC; Frankfurt: QXL.F) today announces that its French subsidiary, QXL.fr SARL ('QXL.fr'), has acquired the operations of Aucland.fr ("Aucland"), the number two online auction site in France.

Aucland.fr has over 450,000 members, approximately 300,000 listings currently on its site and transaction volumes for the June quarter have grown over 50% compared to the March quarter. The acquisition is expected to have a number of key benefits:

- The combined business will provide members of both sites with access to a much larger marketplace for buying and selling
- The deal will strengthen the already established position of QXL.fr
- The acquisition is expected to significantly accelerate QXL.fr's path to profitability
- The combination brings significant economies of scale to both businesses

The aucland.fr site, which charges fees for its service, will continue to operate in its current form and the QXL.fr site will migrate to the Aucland.fr platform. Sylvie Fleury, currently Managing Director of Aucland.fr, will serve as the managing director for the combined operation upon completion.

Mark Zaleski, Chief Executive Officer of QXL ricardo, said, "This is a significant acquisition for QXL, consolidating our position in France, the third largest e-commerce market in Europe. Aucland has strong brand recognition, a first-class auction platform that provides an excellent experience for the customer and has a strong management team. I am confident that the combined group, under the leadership of Sylvie Fleury, will extract cost synergies and capitalise on this growth opportunity."

Sylvie Fleury, Managing Director for Aucland.fr, commented: "It is very exciting to become part of QXL, which offers Aucland the economies of scale and European reach to help us to continue to grow the business and deliver the best customer experience. I look forward to working with Mark and his team."

Aucland was founded in April 1999 and is a part of the Europ@web Group. The assets of the business (which have a net book value of 0.00) are being acquired for a nominal undisclosed fee.

- ends -

About QXL ricardo plc

QXL ricardo plc ("QXL") is a pan-European online auction community, conducting online auctions in eleven languages and twelve currencies 24 hours a day, seven days a week in an efficient, convenient and entertaining environment. QXL enables buyers to bid on merchandise and services from across Western Europe which are sold by QXL members and merchants. QXL also enables sellers to locate and trade with buyers in new geographic markets. A wide selection of merchandise and services is available on its online auction community, ranging from computer software and hardware, consumer electronics, household appliances and collectibles to travel-related items and sports equipment. QXL is a publicly traded company with its shares listed on the Official List of the United Kingdom Listing Authority, the Nasdaq National Market and the Frankfurt Stock Exchange.

QXL provides access to the QXL trading community in:
UK - www.qxl.com; Germany - www.ricardo.de; France - www.qxl.fr; Italy - www.qxl.it; Netherlands - www.ricardo.nl; Norway - www.qxl.no; Denmark - www.qxl.dk; Spain - www.qxl.es; Poland - www.allegro.pl; Sweden - www.qxl.se; Finland - www.qxl.fi; Switzerland - www.ricardo.ch

CONTACT INFORMATION

QXL ricardo plc	Alison Cabot VP, Communications	+44 20 8962 7231 alison.cabot@qxl.com
Financial Dynamics	James Melville-Ross Juliet Clarke	+44 20 7831 3113
Aucland/QXL.fr	Xavier Rousselou	+33 1 5324 3304

This press release may contain forward-looking statements that relate to the Company's plans, objectives, estimates and goals. The Company's business is subject to numerous risks and uncertainties, including risks associated with: funding requirements; acquisitions; only having a limited operating history; regulation of auctions and the Internet; probable variability in the Company's quarterly operating results; the Company's results of operations not being indicative of future performance; significant losses being incurred as a result of expansion of the Company's business; dependence on growth of online consumer-to-consumer commerce market; risks associated with development and growth of the Company's foreign language web sites; intense competition; failure to develop the Company's brand; failure to expand the Company's systems; risks associated with managing internal growth and retaining and recruiting personnel; international expansion; online commerce security; risks associated with not developing new services, features and functions; risks associated with intellectual property rights; fraudulent activity of our members and suppliers; and seasonality. These and other risks and uncertainties, which are described in more detail in the Company's Registration Statement dated 7 October 1999, on Form F-1 and Annual Report dated 1 October 2001 on Form 20-F filed with the US Securities and Exchange Commission, in the Company's prospectuses and listing particulars filed with the UK Listing Authority and the Registrar of Companies in England and Wales (the most recent being dated 22 May 2001), in the German Sales and Listing Prospectus dated 23 October 2000 filed with the Frankfurt Stock Exchange (as supplemented on 10 November 2000), could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

QXL ricardo plc
Landmark House
Hammersmith Bridge Road
London
W6 9EJ

www.qxl.com

QXL and Yahoo! Europe
Team Up for Co-Branded Auction Sites in Scandinavia

LONDON, 1 August 2002 – QXL ricardo plc ("QXL"; LSE: QXL.L; Nasdaq: QXLC; Frankfurt: QXL.F), the pan-European online auction company and Yahoo! Europe, which provides communications, commerce and media services through nine local Yahoo! sites, today announced they have signed an agreement to provide a co-branded on-line auction service in Denmark, Norway and Sweden.

Under the terms of the multi-year agreement, QXL will host and maintain a co-branded auction site in Denmark, Norway and Sweden, with both Yahoo! and QXL responsible for selling marketing solutions across the three sites. The on-line auction service will be accessed via a jump-page off the Yahoo! home page in these three countries. It will retain the look and feel of the current Yahoo! Auction site and will be co-branded as "powered by QXL".

Yahoo! currently has an on-line auction service in Denmark only, whilst QXL operates sites in Denmark, Norway and Sweden. The co-branded sites will go live during the current financial quarter. At this time, auction users from Yahoo! Denmark will be directed to place any new listings on the co-branded service, and existing listings on the original Yahoo! Denmark site will run until their natural close.

Mark Zaleski, Chief Executive Officer of QXL said:

"As the number one on-line auction service in Scandinavia, we look forward to welcoming Yahoo! users to this new co-branded service. We are excited to be joining forces with Yahoo!, and believe that the combination of two of the leading on-line brands in this region, will be a success with consumers and marketers alike"

Mark Opzoomer, Managing Director of Yahoo! Europe commented:

"From a financial and strategic perspective, the agreement with QXL will better enable Yahoo! to focus on key growth areas across our Scandinavian sites. At the same time, our users in the Scandinavian region will benefit from QXL's market leading service".

About QXL Ricardo plc
QXL ricardo plc ("QXL") is a pan-European online auction community, conducting online auctions in eleven languages and twelve currencies 24 hours a day, seven days a week in an efficient, convenient and entertaining environment. QXL enables buyers to bid on merchandise and services from across Western Europe which are sold by QXL members and merchants. QXL also enables sellers to locate and trade with buyers in new geographic markets. A wide selection of merchandise and services is available on its online auction community, ranging from computer software and hardware, consumer electronics, household appliances and collectibles to travel-related items and sports equipment. QXL is a publicly traded company with its shares listed on the

Official List of the United Kingdom Listing Authority, the Nasdaq National Market and the Frankfurt Stock Exchange.

QXL provides access to the QXL trading community in:
UK - www.qxl.com; Germany - www.ricardo.de; France - www.qxl.fr; Italy - www.qxl.it; Netherlands - www.ricardo.nl; Norway - www.qxl.no; Denmark - www.qxl.dk; Spain - www.qxl.es; Poland - www.allegro.pl; Sweden - www.qxl.se; Finland - www.qxl.fi; Switzerland - www.ricardo.ch

About Yahoo!

Yahoo! Inc. is a leading provider of comprehensive online products and services to consumers and businesses worldwide. Yahoo! is the No. 1 Internet brand globally and the most trafficked Internet destination worldwide. Headquartered in Sunnyvale, Calif., Yahoo!'s global network includes 25 World properties and is available in 13 languages.

About Yahoo! Europe

Yahoo! Europe provides communications, commerce and media services across its eight sites in Europe to meet the needs of local consumers. Yahoo! Europe is comprised of the Yahoo! sites for the UK & Ireland (www.yahoo.co.uk), France (www.yahoo.fr), Germany (www.yahoo.de), Italy (www.yahoo.it), Spain (www.yahoo.es), Catalán (www.ct.yahoo.com) and the Nordic region, including Denmark (www.yahoo.dk), Sweden (www.yahoo.se) and Norway (www.yahoo.no). The Yahoo! offices in London, Paris, Munich, Milan, Madrid and Copenhagen are staffed by local nationals and Yahoo! Europe is headquartered in central London.

Notes to Editors

Yahoo! Europe withdrew its on-line auction service in the UK & Ireland, France, Germany, Spain and Italy on 28th June 2002, further to a strategic review of business operations and an online marketing agreement with eBay International. Press release at:
http://uk.docs.yahoo.com/020620/280/d1153.html

-end-

QXL Ricardo plc
Alison Cabot Tel: (44) 20 8962 7231 alison.cabot@qxl.com

Yahoo! Europe
Sue Jackson Tel (44) 20 7808 4526 suej@uk.yahoo-inc.com

QXL ricardo plc
Landmark House
Hammersmith Bridge Road
London W6 9EJ
T: 020 8962 7100 F: 020 8962 7335

PRESS RELEASE

QXL ricardo plc - First Quarter Results **Thursday, 1 August 2002**

Strong increase in Gross Profit and Transaction Volumes
Significant loss reductions

QXL ricardo plc ("QXL" or the "Group"; LSE: QXL.L; Nasdaq: QXLC; Frankfurt: QXL.F), the pan-European online auction company, today announces results for the first quarter ended 30 June 2002.

Commenting on the results Mark Zaleski, Chief Executive Officer, said:
"We have reached a key milestone in the first quarter, with the delivery of local operational profitability in Norway and Poland. I am pleased also with the growth in gross profit of 25% over the previous quarter, which is primarily due to solid growth in transactional revenues and reflects the success of our cost control measures, enhanced customer offering and continued focus on our community. We have continued to reduce our trading loss and expect further cost improvements within the next few quarters as we move further towards overall Group profitability."

First quarter ended 30 June 2002 and Recent Highlights

- Local operational profitability reached in Norway and Poland
- Acquisition of Aucland.fr, a leading online auction site in France
- Agreement signed with Yahoo! Europe to provide co-branded auctions in Denmark, Norway and Sweden
- Exclusive co-branding agreement signed with Manchester United
- Gross profit increased 47% to £1.57 million, compared to £1.07 million for the quarter ended 30 June 2001
- Transaction volumes increased 37% compared to the quarter ended 30 June 2001
- Operating expenses decreased 50% to £4.7 million, compared to £9.6 million for the quarter ended 30 June 2001
- Trading loss decreased 63% to £3.1 million, compared to £8.5 million for the quarter ended 30 June 2001

For further enquiries please contact:
QXL ricardo plc
Mark Zaleski, Chief Executive Officer) Tel: 020 7831 3113 on 1 August 2002
Robert Dighero, Chief Financial Officer
Alison Cabot, VP Communications) all other dates: 020 8962 7231

Financial Dynamics
James Melville-Ross) Tel: 020 7831 3113
Juliet Clarke

First Quarter Financial Highlights

(UK GAAP)

£'000	Quarter Ended 30 June 2002	Quarter Ended 30 June 2001
Turnover	1,591	1,557
Gross Profit	1,567	1,068
Trading Loss	3,146	8,525
Loss on ordinary activities	4,875	10,701

Reconciliation of Trading loss to Loss on ordinary activities

£'000	Quarter Ended 30 June 2002	Quarter Ended 30 June 2001
Trading loss	**3,146**	**8,525**
Goodwill amortisation	1,787	2,388
Total operating loss	**4,933**	**10,912**
Net interest receivable	(57)	(212)
Loss on ordinary activities before taxation	**4,875**	**10,701**

Chief Executive Officer's Review

Countries trading profitability

For the quarter ended 30 June 2002, our Norwegian and Polish businesses have reached profitability at a local operational level. This is a key milestone, demonstrating the success of our business model. This operational profitability can be attributed to a combination of our continued focus on enhancing the customer proposition, growth in transaction volumes in the quarter and effective cost management. Going forward, we expect the majority of our country operations to reach local operational profitability by the end of the year.

Top line performance

The Group's gross profit for the quarter increased to £1.57 million, a 47% increase over the quarter ended 30 June 2001 and a 25% increase over the previous quarter. This increase in gross profit was primarily driven by stronger transactional revenues.

Transaction volumes increased 37% over the quarter ended 30 June 2001 and 6% over the previous quarter. This increase over the previous quarter was despite an expected seasonal slowdown (which is typical of the June and September quarters).

We now operate a full agency business, with a broad range of sellers selling a wide array of items within our trading community. We recently introduced fees in Spain and in France, through our acquisition of Aucland.fr. These additions bring the total number of countries in which we charge for our service to ten, which represents almost our entire Gross Auction Value. Average transaction values decreased slightly to £36, compared to £38 for the previous quarter and agency Gross Auction Value increased slightly compared to the previous quarter.

Reduced losses

Over the last seven quarters we have consistently achieved significant reductions in trading loss, with a 39% decrease compared to the previous quarter and a 63% decrease over the quarter ended 30 June 2001. We expect further cost improvements within the next few quarters due to a combination of steps we have already taken and our continued focus on cost control measures.

Aucland acquisition

We recently announced that we have acquired Aucland.fr, the number two online auction business in France for a nominal fee. Aucland.fr has strong brand recognition, over 450,000 members, approximately 300,000 listings currently on its site and transaction volumes for the June quarter grew over 50% compared to the March quarter. We expect the acquisition and merging of these two auction communities to have a number of key benefits:

- The combined business will strengthen the already established position of QXL.fr and provide members with access to a much larger marketplace for buying and selling
- The acquisition is expected to significantly accelerate QXL.fr's path to profitability
- The combination brings significant economies of scale to both businesses

Yahoo! agreement

Today we announced a co-branded auction agreement with Yahoo! Europe, providing Yahoo! users with access to our vibrant trading community in Scandinavia. Under the terms of the

agreement we will host and maintain co-branded auction sites in Denmark, Norway and Sweden. The auction sites, which will be co-branded as "powered by QXL", will be accessed via a jump-page off the Yahoo! home page in these three countries. Both Yahoo! and QXL will be responsible for selling marketing solutions across the three sites.

Co-branding programme update

We continue to be pleased with the results of our co-branding programme, which provides additional access channels to QXL auctions as well as offering auctions to interest groups via their favourite web sites. Among the agreements we recently have signed are: Manchester United in the UK, IDG magazines in Spain and Sweden and Chip.de, the site of the largest PC magazine in Germany. An up-to-date list of co-branding partners is available at the following link: http://www.qxl.com/html/EN/jump/cobrand_corporate.shtml

Financial Review

First quarter highlights

The Group's first quarter results were marked by ongoing strong cost control and gross profit improvement.

Turnover for the quarter ended 30 June 2002 increased 28% to £1.59 million from £1.25 million for the quarter ended 31 March 2002 primarily as a result of increased transactional revenues, in particular from promotional fees. Due to the Group's migration to an agency-based business, the figure represents only a 2% increase over the quarter ended 30 June 2001.

For the quarter ended 30 June 2002, the Group's transaction volumes increased 37% over the quarter ended 30 June 2001 and 6% over the quarter ended 31 March 2002. The Group completed agency-based auctions of merchandise and services with an aggregate gross auction value of £26.4 million. This represented the entire gross auction value in that period, a 2% increase in the value of agency-based auctions over the quarter ended 30 June 2001 and a 1% decrease over the quarter ended 31 March 2002.

Due to the Group's focus purely on agency-based transactions, cost of sales remained negligible as in the previous quarter resulting in gross profit margins of 98%. In the quarter ended 30 June 2001 the Group had recorded cost of sales of £488,000 as a result of conducting auctions on a principal basis.

Gross profit for the quarter increased 25% to £1.57 million from £1.25 million in the quarter ended 31 March 2002 and increased 47% from £1.07 million in the quarter ended 30 June 2001. The increase was primarily driven by stronger transactional revenues. Gross profit as a percentage of gross auction value increased to 5.9% for the quarter ended 30 June 2002 from 4.7% in the previous quarter and from 4.0% in the quarter ended 30 June 2001.

Sales and marketing expenses (excluding goodwill) decreased 29% to £3.0 million for the quarter ended 30 June 2002, from £4.2 million for the quarter ended 31 March 2002 and decreased 30% from £4.3 million in the quarter ended 30 June 2001. This decrease resulted primarily from improved marketing systems allowing the company to better optimise its marketing spend.

Technology and development costs (excluding exceptional items and goodwill) decreased 44% to £673,000 in the quarter ending 30 June 2002 from £1.2 million in the quarter ended 31 March 2002 and decreased 74% from £2.6 million in the quarter ended 30 June 2001. This decrease resulted from an ongoing programme to optimise technology systems and operations.

General and administrative costs (excluding exceptional items) remained flat at £1.0 million in the quarter ended 30 June 2002 compared to the previous quarter and decreased 36% from £1.6 million in the quarter ended 30 June 2001.

Goodwill charges in the quarter ended 30 June 2002 amounted to £1.8 million, compared to a total of £6.2 million in the previous quarter (which included an exceptional goodwill impairment charge of £4.5 million) and £2.4 million in the quarter ended 30 June 2001.

Trading loss (Operating loss before goodwill and exceptionals) in the quarter ended 30 June 2002 decreased 39% to £3.1 million from £5.2 million in the quarter ended 31 March 2002 and decreased 63% from £8.5 million in the quarter ended 30 June 2001.

Losses on ordinary activities before taxation in the quarter ended 30 June 2002 were £4.9 million compared to losses of £14.2 million in the quarter ended 31 March 2002 and £10.7 million in the quarter ended 30 June 2001.

On 4 July 2002, the Company issued 30,875,564 Ordinary Shares pursuant to the conversion of £180,000 of Convertible B Bonds. The Company did not draw any funds under the Equity Commitment during the quarter.

At 30 June 2002 the Group had cash and cash equivalents of £10.0 million and further funding facilities under the Equity Commitment of £10.67 million, providing, if fully drawn, a total of £20.7 million of financing. However, given the potential dilution for shareholders, we intend to minimise the amount of funds drawn down under the Equity Commitment as much as is possible bearing in mind the our general financing needs.

Current Trading and Outlook

We are pleased with the significant improvements in transaction volume, gross profit and reductions in cost made in the quarter, but are also aware that further significant improvements are necessary to bring the Group to profitability. We remain committed to providing our customers with the essential e-marketplace that allows buyers and seller to trade effectively and remain focussed on ongoing enhancements to our platform and the customer experience.

We are also very pleased that Norway and Poland have achieved local operational profitability for the first time in the quarter and we now expect the majority of our country operations, including key markets such as the UK, to reach local operational profitability before the end of the year. These factors combined with our ongoing cost control programme give us confidence in the outlook for the business despite the difficult environment.

QXL ricardo plc
First Quarter Ended 30 June 2002
Consolidated profit and loss statement – UK GAAP

£'000	Quarter Ended 30 June 2002 un-audited	Quarter Ended 30 June 2001 un-audited	Year Ended 31 March 2002 Audited
Turnover	**1,591**	**1,557**	**5,415**
Cost of sales	24	488	540
Gross profit	**1,567**	**1,068**	**4,875**
Distribution costs	4,799	7,750	31,830
Administration expenses	1,700	4,231	13,691
Operating loss	**(4,932)**	**(10,912)**	**(40,646)**
Share of joint ventures	-	-	-
Net interest receivable	57	211	716
Loss on ordinary activities before taxation	**(4,875)**	**(10,701)**	**(39,930)**
Tax on loss on ordinary activities			
Minority interest	44	1,160	2,000
Retained loss	**(4,831)**	**(9,541)**	**(37,930)**
Operating expenses above analysed as:			
Sales and Marketing	3,012	5,362	17,655
Exceptional goodwill impairment	-	-	4,508
Goodwill amortisation - S&M	1,787	2,388	9,667
Distribution costs	**4,800**	**7,750**	**31,830**
General and administrative	1,027	1,632	5,500
Goodwill amortisation - Technology & development	-	-	(1,817)
Exceptional fixed asset impairment	-	-	2,526
Technology & development	673	2,585	7,041
Provision for irrecoverable VAT	-	-	538
Share based compensation	-	14	(97)
Administrative expenses	**1,700**	**4,231**	**13,691**
Loss per equity share (basic & diluted)			
Loss after taxation	(4,831)	(9,541)	(37,930)
Weighted average number of ordinary shares outstanding ('000)	836,549	639,148	713,374
Net loss per share (basic and diluted) - pence	(0.6)	(1.5)	(5.3)
Statement of total recognised gains and losses			
Retained loss	(4,831)	(9,541)	(37,930)
Prior year adjustment	-	-	-
Exchange adjustment	(4)	(275)	(233)
Total recognised loss for the period	**(4,835)**	**(9,816)**	**(38,163)**

First Quarter Ended 30 June 2002
Consolidated Balance Sheet - UK GAAP

£'000	30 June 2002 un-audited	30 June 2001 un-audited	31 March 2002 Audited
Fixed assets:			
Intangible assets	8,940	21,461	10,727
Tangible assets	880	5,451	1,050
Investments	-	177	25
	9,820	27,089	11,802
Current assets:			
Stock	26	232	34
Debtors and prepayments	3,919	8,410	3,656
Cash (in hand and at bank)	10,038	22,704	14,093
	13,982	31,345	17,783
Creditors: amounts falling due within 1 year	(4,173)	(12,117)	(5,200)
Net current assets	**9,809**	**19,228**	**12,583**
Total assets less current liabilities	**19,629**	**46,317**	**24,385**
Creditors: amounts falling due after 1 year	(56)	(294)	(91)
Convertible bonds	(14,693)	(10,045)	(14,632)
Provisions for liabilities & charges	-	-	-
Net assets	**4,880**	**35,977**	**9,662**
Called-up share capital	837	676	837
Share premium account	225,618	221,539	225,637
Merger reserve	9,137	9,137	9,137
Profit & Loss account	(230,051)	(196,855)	(225,216)
Total equity shareholders' funds	**5,541**	**34,498**	**10,395**
Equity minority interest	(661)	1,479	(733)
Capital employed	**4,880**	**35,977**	**9,662**

Consolidated Cashflow Statement – UK GAAP

£'000	Quarter Ended 30 June 2002 un-audited	Quarter Ended 30 June 2001 un-audited	Year Ended 31 March 2002 Audited
Net cash outflow from operating activities	(4,118)	(8,286)	(24,468)
Returns on investment & servicing of finance	121	244	1,002
Capital expenditure and financial investment	(45)	(136)	(209)
Acquisitions	-	(86)	-
Cash outflow before management of liquid resources and financing	(4,042)	(8,264)	(23,675)
Manangement of liquid resources	-	2,021	13,042
Financing	(13)	6,683	13,518
Increase/(decrease) in cash in period	(4,055)	440	2,885

Background on QXL ricardo

QXL ricardo plc ("QXL") is a pan-European online auction community, conducting online auctions in eleven languages. The QXL online auction community facilitates trading 24 hours a day, seven days a week in an efficient, convenient and entertaining environment, enabling buyers to bid on merchandise and services from across Western Europe which are sold by QXL members and merchants. QXL also enables sellers to locate and trade with buyers in new geographic markets. A wide selection of merchandise and services is available on its online auction community, ranging from computer software and hardware, consumer electronics, household appliances and collectibles to travel-related items and sports equipment. QXL is a publicly traded company with its shares listed on the Official List of the United Kingdom Listing Authority, the Nasdaq National Market and the Frankfurt Stock Exchange.

QXL provides access to the QXL trading community in:
UK - www.qxl.com and www.qxl.co.uk; Germany - www.ricardo.de; France - www.qxl.fr; Italy - www.qxl.it; Netherlands - www.ricardo.nl; Norway - www.qxl.no; Denmark - www.qxl.dk; Spain - www.qxl.es; Poland - www.allegro.pl; Sweden - www.qxl.se; Finland - www.qxl.fi; Switzerland - www.ricardo.ch

This press release may contain forward-looking statements that relate to the Company's plans, objectives, estimates and goals. The Company's business is subject to numerous risks and uncertainties, including risks associated with: funding requirements; acquisitions; only having a limited operating history; regulation of auctions and the Internet; probable variability in the Company's quarterly operating results; the Company's results of operations not being indicative of future performance; significant losses being incurred as a result of expansion of the Company's business; dependence on growth of online commerce market; risks associated with development and growth of the Company's foreign language web sites; intense competition; failure to develop the Company's brand; failure to expand the Company's systems; risks associated with managing internal growth and retaining and recruiting personnel; international expansion; online commerce security; risks associated with not developing new services, features and functions; risks associated with intellectual property rights; fraudulent activity of our members and suppliers; and seasonality. These and other risks and uncertainties, which are described in more detail in the Company's Registration Statement dated 7 October 1999, on Form F-1 and Annual Report dated 28 September 2001 on Form 20-F filed with the US Securities and Exchange Commission, in the Company's prospectuses and listing particulars filed with the UK Listing Authority and the Registrar of Companies in England and Wales (the most recent being dated 11 March 2002), in the German Sales and Listing Prospectus dated 23 October 2000 filed with the Frankfurt Stock Exchange (as supplemented on 10 November 2000), could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.